SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Rule 13d-101. Information to be included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

AS SEEN ON TV, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 par value per share

(Title of Class of Securities)

04338Y100

(CUSIP Number)

Kevin A. Richardson, II

Prides Capital Partners, L.L.C.

100 Cummings Center, Suite 324C

Beverly, MA 01915

(617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04338Y100

1.	Name of reporting person Prides Capital Partners, L.L.C.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
	7.	Sole voting power -0-
	8.	Shared voting power 9,953,874**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 9,953,874**
11.	Aggregate amount beneficially owned by each reporting person 9,953,874**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.1% **
14.	Type of reporting person OO (Limited Liability Corporation)

**	See Item 5

SCHEDULE 13D

CUSIP No. 04338Y100

1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
	7.	Sole voting power 2,876,036**
	8.	Shared voting power 9,953,874**
	9.	Sole dispositive power 2,876,036**
	10.	Shared dispositive power 9,953,874**
11.	Aggregate amount beneficially owned by each reporting person 12,829,910**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 18.0% **
14.	Type of reporting person IN

**	See Item 5

SCHEDULE 13D

CUSIP No. 04338Y100

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of As Seen on TV, Inc., a Florida corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 14044 Icot Boulevard, Clearwater, Florida, 33760.

Item 2. Identity and Background

This Schedule 13D is jointly filed by Prides Capital Partners, L.L.C., a Delaware Limited Liability Company (“Prides”), and Kevin A. Richardson, II (together with Prides, the “Reporting Persons” and each, a “Reporting Person”).

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services. The principal business office address of Prides Capital Partners, L.L.C. is 100 Cummings Center, Suite 324C, Beverly, MA 01915. Kevin A. Richardson II, is a partner at Prides Capital Partners LLC headquartered at 100 Cummings Center, Suite 324C, Beverly, MA 01915, and is a citizen of the USA. As a result of the transaction set forth below in Item 4, he is also a director of the Issuer.

None of the Reporting Persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

As reported in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2013, on February 28, 2013 the Issuer completed its previously announced merger with eDiets.com, Inc. (“eDiets”) (the “Merger”). Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), eDiets became a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer issued to eDiets stockholders 1.2667 shares of its common stock for each outstanding share of eDiets common stock (the “Ratio”). In addition, the outstanding warrants and options were assumed by the Issuer at the effective time of the Merger, with both the exercise prices and the number of shares underlying the options and warrants adjusted per the Ratio. Also in connection with the Merger, at the effective time Mr. Richardson converted a portion of an outstanding promissory note into 812,919 common shares of the Issuer and a warrant for 406,460 common shares of the Issuer. The form of the warrant is attached hereto as Exhibit 99.2.

The Reporting Persons entered into the foregoing transactions in connection with the Merger and the ordinary course of business of the Reporting Persons. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock, warrants or stock options, consistent with the investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock, warrants or stock options or dispose of or exercise (as the case may be) any or all of its shares of Common Stock, warrants or stock options depending upon an ongoing evaluation of the investment in the shares of Common Stock, warrants or stock options, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) As reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, as of February 19, 2013, there were 51,216,142 shares of Common Stock issued and outstanding. In connection with the Merger the Issuer issued 19,077,252 shares of Common Stock. After giving effect to the shares issued pursuant to the Merger and the promissory note conversions there are 71,282,048 shares of Common Stock presently issued and outstanding. Based on such information, the Reporting Persons report beneficial ownership of 12,829,910 shares of Common Stock representing 18.0% of the Common Stock after taking into account the 686,323 shares of Common Stock issuable upon the exercise of warrants, including the warrant set forth above in Item 4, and the 166,326 stock options held by the Reporting Persons that are presently exercisable or exercisable within the next 60 days. The shares reported include (1) 9,481,095 shares of Common Stock of the Issuer, (2) 992,776 shares of Common Stock issuable upon exercise of warrants and (3) 166,326 fully-vested stock options that are presently exercisable or exercisable within the next 60 days, for which the Reporting Persons share voting and investment power. In addition, the shares reported include (1) 2,189,713 shares of Common Stock of the Issuer and (2) 686,323 shares of Common Stock issuable upon the exercise of warrants held directly by Mr. Richardson, who is also a director of the Issuer, and for which Mr. Richardson exercises sole voting and investment power.

Prides and Mr. Richardson may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides expressly disclaims (i) that Prides is a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that Prides has agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, warrants or stock options that Prides may beneficially own, or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock, warrants or options referred to in the immediately preceding sentence for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein.

(c) All transactions in the table below were effected in connection with the Merger on February 28, 2013.

Acquiring Person	Shares Acquired	Price Per Share

Prides Capital Partners, L.L.C.	9,481,095 shares of Common Stock	1.2667 shares of the Issuer per 1 share of eDiets
Kevin A. Richardson, II	2,189,713 shares of Common Stock	1.2667 shares of the Issuer per 1 share of eDiets.
Kevin A. Richardson, II	Warrant for 406,460 shares of Common Stock as set forth above in Item 4	Conversion of a portion of an eDiets promissory note as set forth above in Item 4
The Reporting Persons	Warrant for 306,453 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the warrant adjusted per the above Ratio

Kevin A. Richardson, II	Warrant for 34,200 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the warrant adjusted per the above Ratio

Kevin A. Richardson, II	Warrant for 245,663 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the warrant adjusted per the above Ratio
Reporting Persons	Option for 12,309 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio
Reporting Persons	Option for 6,333 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio
Reporting Persons	Option for 6,333 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio

Reporting Persons	Option for 21,015 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio
Reporting Persons	Option for 6,333 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio
Reporting Persons	Option for 50,668 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio
Reporting Persons	Option for 63,335 shares of Common Stock	Assumed by the Issuer at the effective time of the Merger, with the number of shares underlying the option adjusted per the above Ratio

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of March 11, 2013, by and between the Reporting Persons

Exhibit 99.2	Form of Warrant dated as of February 28, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2013

Prides Capital Partners, L.L.C.

By:	/s/ Kevin A. Richardson, II
Kevin A. Richardson, II
Member

Kevin A. Richardson, II

By:	/s/ Kevin A. Richardson, II
Kevin A. Richardson, II